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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                   ----------------

                                    SCHEDULE 13E-4
                            Issuer Tender Offer Statement
                                  (Amendment No. 2)

        (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                   ----------------

                         HENDERSON CITIZENS BANCSHARES, INC.
                                   (Name of issuer)

                          HENDERSON CITIZENS BANCSHARES, INC.
                         (Name of Person(s) Filing Statement)

                                   ----------------

                       Common Stock, par value, $5.00 per share
                            (Title of Class of Securities)
                                     42474A 10 6
                        (CUSIP Number of Class of Securities)

                                 MILTON S. MCGEE, JR.
                                      President
                         Henderson Citizens Bancshares, Inc.
                         201 West Main Street, P.O. Box 1009
                                 Henderson, TX  75653
                                    (903) 657-8521
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                   October 15, 1997
        (Date tender offer first published, sent or given to security holders)

                                   ----------------

                                       Copy To:
                                    BRIAN R. MAREK
                   Jenkens & Gilchrist, a Professional Corporation
                                      Suite 3200
                                   1445 Ross Avenue
                                 Dallas, Texas 75202
                                    (214) 855-4500

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                              CALCULATION OF FILING FEE
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     TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
------------------------------------------------------------------------------
          $2,030,000                                      $406.00
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    *    Calculated solely for purposes of determining the filing fee, based upon the purchase of 140,000 shares at the maximum tender offer price per share of $14.50.

    X    Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
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
              Amount Previously Paid: 406.00               Filing Party: Henderson
                                                           Citizens Bancshares, Inc.

              Form or Registration No.: Schedule 13E-4     Date File: October 15, 1997
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    This Amendment No. 2 amends and supplements the Rule 13E-4 Issuer Tender
Offer Statement on Schedule 13E-4 dated October 15, 1997, as amended by
Amendment No. 1 thereto, dated November 12, 1997 (as so amended, the "Schedule
13E-4"), filed by Henderson Citizens Bancshares, Inc., a Texas corporation (the
"Company"), in connection with the Company's offer to purchase up to 140,000 shares of its common stock, $5.00 par value per share (the "Shares"), at a price, net to the seller in cash, of $14.50 per Share, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1997, as amended by the Company's letter to shareholders dated
November 10, 1997 (as amended, the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase, constitutes the
"Offer"), copies of which were previously filed as Exhibits (a)(1), (a)(2) and
(a)(6) to the Schedule 13E-4, and incorporated by reference therein.  Terms defined in the Schedule 13E-4 and not separately defined herein shall have the meaning specified in the Schedule 13E-4.

    The following information amends the information previously included in the
Schedule 13E-4. This Amendment No. 2 to Schedule 13E-4 also constitutes the final amendment to the Schedule 13E-4 pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.


ITEM 8.  ADDITIONAL INFORMATION.

    Item 8 is hereby supplemented and amended by adding the following information thereto:

    The Offer commenced on October 15, 1997, and, as extended, expired at 10:00 a.m., Central Standard Time, on Thursday, November 20, 1997. A total of 98,186 Shares have been accepted for purchase by the Company at a purchase price of $14.50 per Share. Prior to expiration of the Offer, the Company had 2,115,680 Shares outstanding. Following the purchase of the Shares tendered in the Offer, the Company has 2,017,494 Shares outstanding.



                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       HENDERSON CITIZENS BANCSHARES, INC.


                                       By: /s/ Rebecca G. Tanner
                                          -----------------------------------
                                       Name:  Rebecca G. Tanner
                                       Title: Chief Accounting Officer


Dated: November 24, 1997



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